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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of September 22, 2003.
                 ------------  ----

Commission File Number ________________

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/   Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   September 22, 2003              By        /s/ Philip G. Hosier
     ----------------------               -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                             N E W S   R E L E A S E

                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

SEPTEMBER 22, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited (the "Company") announced that the Supreme Court of British Columbia issued an order today, in connection with proceedings under the COMPANIES CREDITORS ARRANGEMENT ACT, extending the stay of proceedings to October 10, 2003. A copy of the order may be obtained by accessing the Company's website at www.domans.com.

The Company's application to extend the stay of proceedings to November 24, 2003 to provide it with additional time to consider other potential financing alternatives was adjourned to be heard on October 10, 2003 to permit the Court to hear full argument on an application by the Tricap Restructuring Fund ("Tricap") which was adjourned to the same date.

The Tricap application requests that the Court convene a meeting of affected creditors to vote on a plan of compromise or arrangement (the "Tricap Plan") submitted with its application.

The differences between the Tricap Plan (which is similar, but not identical to the proposal Tricap submitted to the Company on July 11, 2003, which subsequently lapsed) and the draft plan of compromise or arrangement that was submitted to the Court by the Company on February 27, 2003, include the following:

o instead of full payment to all trade creditors, trade creditors will be treated similarly to the unsecured noteholders in the unsecured creditor class;

o current shareholders will not be entitled to any equity, post-restructuring under the Tricap Plan;

o the Tricap Plan incorporates a fully underwritten refinancing commitment of US$160 million to enable repayment of the existing senior secured note obligations;

o the new 12% junior notes under the Tricap Plan will be unsecured, and will include interest deferral privileges and the ability to repay the notes on maturity or redemption in equity rather than cash;

o the conversion ratio applicable to the new 8% secured convertible debentures to be issued by way of a rights offering to all affected creditors will be increased from 1,364.3 common shares for each US $1,000 principal amount of debentures to 1,964.91 common shares for each US $1,000 principal amount of debentures in the Tricap Plan; and

o provision for the possible shutdown of the Port Alice mill and the separation of the liabilities relating to that operation from the liabilities dealt with under the Tricap Plan.

The Company understands that the two other members of the original noteholders group do not support the Tricap Plan.


ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.


ON BEHALF OF DOMAN INDUSTRIES LIMITED

         "P.G. Hosier"
-------------------------------------
P.G. HOSIER, VICE-PRESIDENT, FINANCE

FOR FURTHER INFORMATION CONTACT:                      RICK DOMAN (250) 748-3711,
                                                      P.G. HOSIER (604) 665-6231
                                                 OR MICHAEL FITCH (604) 631-4779